Exhibit 99.1

ANNUAL MEETING OF COMMON SHAREHOLDERS
OF THE TORONTO-DOMINION BANK
THURSDAY, APRIL 14, 2022 - 9:30 A.M. (Eastern)
TORONTO, ONTARIO

VOTING RESULTS:

This report on the voting results of the 166th annual meeting of common shareholders of The Toronto-Dominion Bank is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting at: https://www.td.com/document/PDF/investor/2022/E-2022-Proxy-Circular.pdf.

The Directors of the Bank recommended that Shareholders vote FOR matters 1, 2 and 3 below:

1 .	Election of Directors

	Each of the thirteen (13) nominees listed in the Management Proxy Circular were elected as directors of The Toronto-Dominion Bank.

	Nominee	Votes For	% Votes	Votes Witheld	% Votes
			For		Withheld
	Cherie Brant	953,405,500	99.8	2,153,618	0.2
	Amy W. Brinkley	936,782,509	98.0	18,776,609	2.0
	Brian C. Ferguson	946,237,215	99.0	9,321,903	1.0
	Colleen A. Goggins	945,956,217	99.0	9,602,901	1.0
	Jean-René Halde	951,885,501	99.6	3,673,617	0.4
	David E. Kepler	952,215,284	99.7	3,343,834	0.3
	Brian M. Levitt	917,501,566	96.0	38,057,552	4.0
	Alan N. MacGibbon	947,489,763	99.2	8,069,355	0.8
	Karen E. Maidment	943,821,039	98.8	11,738,079	1.2
	Bharat B. Masrani	949,618,998	99.4	5,940,120	0.6
	Nadir H. Mohamed	939,479,293	98.3	16,079,825	1.7
	Claude Mongeau	952,888,751	99.7	2,670,367	0.3
	S. Jane Rowe	953,108,310	99.7	2,450,808	0.3

2 .	Appointment of Auditor

	The auditor listed in the Management Proxy Circular was appointed as auditor of The Toronto-Dominion Bank.

	Votes For	% Votes For	Votes Withheld		% Votes Withheld
	968,354,900	98.7	12,345,862		1.3

3 .	Advisory vote on the approach to executive compensation

	Votes For	% Votes For	Votes Against		% Votes Against
	911,346,300	95.4	44,198,405		4.6

The Directors of the Bank recommended that Shareholders vote AGAINST matters 4, 5, 6, 7 and 8 below:

4 .	Shareholder Proposal 1 - No New Fossil Fuel Financing

	Votes For	% Votes For	Votes Against	% Votes Against
	57,565,980	6.5	823,985,161	93.5

	Votes Abstained*
	73,928,328

5 .	Shareholder Proposal 2 - Become a "Benefit Company"

	Votes For	% Votes For	Votes Against	% Votes Against
	34,478,311	3.6	917,051,800	96.4

	Votes Abstained*
	4,025,699

6 .	Shareholder Proposal 3 - Advisory Vote on Environmental Policy

	Votes For	% Votes For	Votes Against	% Votes Against
	242,657,547	27.0	656,518,195	73.0

	Votes Abstained*
	56,382,439

7 .	Shareholder Proposal 4 - French, an Official Language

	Votes For	% Votes For	Votes Against	% Votes Against
	4,706,042	0.5	947,999,812	99.5

	Votes Abstained*
	2,853,836

8 .	Shareholder Proposal 5 - Executive Compensation Levels

	Votes For	% Votes For	Votes Against	% Votes Against
	131,900,717	14.4	782,096,209	85.6

	Votes Abstained*
	41,505,002

* An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved each shareholder proposal.

Anyone wishing additional information on the vote results may contact TD Shareholder Relations at (416) 944-6367 or toll-free at 1-866-756-8936 or by email at tdshinfo@td.com.